UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0001-11257

CUSIP NUMBER

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 25, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Checkpoint Systems, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

One Commerce Square, 2005 Market Street, Suite 2410
Address of Principal Executive Office (Street and Number)

Philadelphia, PA 19103
City, State and Zip Code

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PART II — RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

Checkpoint Systems, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 25, 2011 (the “Form 10-K”) without unreasonable effort or expense due to the circumstances described below.

In December 2011, the Company’s controls relating to the transition of the Company’s Canadian subsidiary financial transaction and accounting processes into a shared service environment detected an error in accounting for certain transactions. Further review, which included an investigation carried out by outside counsel using forensic accountants, identified a multiple-year fraud and misappropriation of funds perpetrated from 2005 through 2011 by the controller of the Canadian unit, which contributes less than 3.0% of the Company’s consolidated revenues. The individual who committed the fraud and misappropriation, which totaled approximately $4.7 million, disguised his actions by misstating the Canadian subsidiary’s balance sheet and annual financial results.

The Company has determined that such misstatements are immaterial to any prior interim or annual period. Because recording the amount in fiscal 2011 would be material, the Company has revised the previous periods to correct the errors prior to the release of the Company’s financial results in the Company’s earnings release furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on February 23, 2012 and prior to filing audited financial statements with the Form 10-K. The impact of these adjustments as a percentage of the Company’s Earnings (Loss) Before Income Taxes was 1.2% and 5.0% for the years ended 2010 and 2009, respectively.

Further, in connection with management’s review and assessment of the Company’s disclosure controls and procedures and management’s evaluation of the Company’s internal control over financial reporting, management has identified a material weakness. A “material weakness” is a deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified by management relates to the effectiveness of controls to monitor the financial position and results of operations of certain subsidiaries.

This matter affected the progress of the Company’s annual close process and preparation of the Form 10-K.  Management is in the process of completing the financial statements and assessing matters relating to the effectiveness of the Company’s internal control over financial reporting. Management is also in the process of determining the steps necessary to remediate the material weakness and recommending to the Audit Committee of the Company’s Board of Directors actions that the Company expects to take in connection with the remediation efforts.

Management is working under the Audit Committee’s oversight in order to complete the additional procedures necessary to file the Form 10-K as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Raymond D. Andrews	(856) 848-1800
(Name)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).     ☒ Yes   ☐     No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒ Yes     ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Changes in the Company’s results of operations from the corresponding period for the last fiscal year are reflected in the Company’s news release announcing its financial results for the fourth quarter and fiscal year ended December 25, 2011. This news release was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on February 23, 2012. The Company expects that the results of operations reflected in the audited financial statements for year ended December 25, 2011 filed with the Form 10-K will be consistent with the results of operations set forth in the February 23, 2011 news release.

Forward-Looking Statements

Any statements in this notification of late filing about future expectations, plans and prospects for the Company, including without limitation our expectations regarding results of operations for the year ended December 25, 2011, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” and similar expressions, constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties and reflect the Company’s judgment as of the date of this report. Specific forward-looking statements with respect to this report relate to the expected results of the Company’s review of transactions, revenue items, expense items and other accounting matters with respect to Checkpoint’s Canadian subsidiary (the “Subsidiary”); and the Company’s assessment of the materiality of errors in its annual financial statements for the 2011, 2010 and 2009 fiscal years; the Company’s ability to complete additional procedures relating to the audit of its financial statements and financial information and to complete those procedures in a timely manner. Actual results of the Company may differ materially from those indicated by these forward-looking statements as a result of various risks and uncertainties, including unanticipated accounting issues or audit issues regarding the financial data with respect to the Subsidiary for the periods to adjusted; the Company’s inability to design or improve internal controls to address the material weakness identified by management; the detection of additional wrongdoing or improper activities not detected by management’s review and assessment of the Company’s disclosure controls and procedures and management’s evaluation of the Company’s internal control over financial reporting; and other risks and uncertainties discussed more fully in the Company’s SEC filings, including those discussed under Item 1A. “Risk Factors Related to Our Business” in the Company’s Form 10-K for the fiscal year ended December 26, 2010, and in the “Management’s Discussion and Analysis” section of the Company’s Form 10-Q for the quarter ended September 25, 2011, which are on file with the U.S. Securities and Exchange Commission and may be accessed at http://www.sec.gov or via the Company’s investor relations web page at http://www.checkpointsystems.com. The Company disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this report except as required under federal securities laws.

Checkpoint Systems, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	February 23, 2012	By:	/s/ Raymond D. Andrews
Raymond D. Andrews
Senior Vice President and Chief Financial Officer